UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)


                           EarthShell Corporation
   ----------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
   ----------------------------------------------------------------------
                       (Title of Class of Securities)

                                  27032B209
   ----------------------------------------------------------------------
                               (CUSIP Number)

                                                 With a copy to:
            James A. Cooper                       Roger R. Wilen
     100 South Brentwood Boulevard              Schiff Hardin LLP
               Suite 200                         6600 Sears Tower
    St. Louis, Missouri  63105-1691             Chicago, IL  60606
             (314) 727-2232                       (312) 258-5810
   ----------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               January 9, 2007
   ----------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
        THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



    CUSIP No. 27032B209

         1.   Names of Reporting Persons.   ReNewable Products, LLC
              I.R.S. Identification Nos. of above persons (entities only) 20-2042611

         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)  /_/

              (b)  /X/

         3.   SEC Use Only

         4.   Source of Funds (See Instructions)      OO

         5.   Check if Disclosure of Legal Proceedings Is Required
              Pursuant to Items 2(d) or 2(e)                           /_/

         6.   Citizenship or Place of Organization    Delaware


    Number of           7.   Sole Voting Power                           0
    Shares
    Beneficially        8.   Shared Voting Power                   273,504
    Owned by each
    Reporting Person    9.   Sole Dispositive Power                      0
    With
                        10.  Shared Dispositive Power              273,504

         11.  Aggregate Amount Beneficially Owned by Each
              Reporting Person                                     273,504

         12.  Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares (See Instructions)               /X/

         13.  Percent of Class Represented by Amount in
              Row (11)                                               1.37%

         14.  Type of Reporting Person (See Instructions)
              OO














   CUSIP No.27032B209

        1.   Names of Reporting Persons    TSCP Machinery & Processing
                                           Group, LLC
             I.R.S. Identification Nos. of above persons (entities only)

        2.   Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a)  /_/

             (b)  /X/

        3.   SEC Use Only

        4.   Source of Funds (See Instructions)           OO

        5.   Check if Disclosure of Legal Proceedings Is Required
             Pursuant to Items 2(d) or 2(e)                            /_/

        6.   Citizenship or Place of Organization    Delaware


   Number of        7.   Sole Voting Power                               0
   Shares
   Beneficially     8.   Shared Voting Power                       273,504
   Owned by each
   Reporting        9.   Sole Dispositive Power                          0
   Person With
                    10.  Shared Dispositive Power                  273,504

        11.  Aggregate Amount Beneficially Owned by
             Each Reporting Person                                 273,504

        12.  Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares (See Instructions)                /X/

        13.  Percent of Class Represented by Amount in
             Row (11)                                                1.37%

        14.  Type of Reporting Person (See Instructions)
             OO












   CUSIP No. 27032B209

        1.   Names of Reporting Persons.   Thompson Street Capital
                                           Partners, L.P.
             I.R.S. Identification Nos. of above persons (entities only) 11-3568473

        2.   Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a)  /_/

             (b)  /X/

        3.   SEC Use Only

        4.   Source of Funds (See Instructions)           OO

        5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
             to Items 2(d) or 2(e)                                     /_/

   6.   Citizenship or Place of Organization    Delaware


   Number of        7.   Sole Voting Power                               0
   Shares
   Beneficially     8.   Shared Voting Power                       273,504
   Owned by each
   Reporting        9.   Sole Dispositive Power                          0
   Person With
                    10.  Shared Dispositive Power                  273,504

        11.  Aggregate Amount Beneficially Owned by Each
             Reporting Person                                      273,504

        12.  Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares (See Instructions)                /X/

        13.  Percent of Class Represented by Amount
             in Row (11)                                             1.37%

        14.  Type of Reporting Person (See Instructions)
             PN












   CUSIP No. 27032B209

        1. Names of Reporting Persons. Thompson Street Capital GP LLC I.R.S. Identification Nos. of above persons (entities only) 11-3568478

        2.   Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a)  /_/

             (b)  /X/

        3.   SEC Use Only

        4.   Source of Funds (See Instructions)           OO

        5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
             to Items 2(d) or 2(e)                                     /_/

        6.   Citizenship or Place of Organization     Delaware


   Number of        7.   Sole Voting Power                               0
   Shares
   Beneficially     8.   Shared Voting Power                       273,504
   Owned by each
   Reporting        9.   Sole Dispositive Power                          0
   Person With
                    10.  Shared Dispositive Power                  273,504

        11.  Aggregate Amount Beneficially Owned by
             Each Reporting Person                                 273,504

        12.  Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares (See Instructions)                /X/

        13.  Percent of Class Represented by Amount in Row (11)      1.37%

        14.  Type of Reporting Person (See Instructions)
             OO













   CUSIP No. 27032B209

        1.   Names of Reporting Persons.  James A. Cooper
             I.R.S. Identification Nos. of above persons (entities only)
             N/A

        2.   Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a)  /_/

             (b)  /X/

        3.   SEC Use Only

        4.   Source of Funds (See Instructions)           OO, PF

        5.   Check if Disclosure of Legal Proceedings Is Required
             Pursuant to Items 2(d) or 2(e)                            /_/

        6.   Citizenship or Place of Organization     United States


   Number of        7.   Sole Voting Power                          13,200
   Shares
   Beneficially     8.   Shared Voting Power                       537,661
   Owned by each
   Reporting        9.   Sole Dispositive Power                     13,200
   Person With
                    10.  Shared Dispositive Power                  537,661

        11.  Aggregate Amount Beneficially Owned by
             Each Reporting Person                                 550,861

        12.  Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares (See Instructions)                /X/

        13.  Percent of Class Represented by Amount in Row (11)      2.76%

        14.  Type of Reporting Person (See Instructions)
             IN













   CUSIP No. 27032B209

        1.   Names of Reporting Persons.   Peter S. Finley
             I.R.S. Identification Nos. of above persons (entities only)

        2.   Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a)  /_/

             (b)  /X/

        3.   SEC Use Only

        4.   Source of Funds (See Instructions)           OO, PF

        5.   Check id Disclosure of Legal Proceedings Is Required
             Pursuant to Items 2(d) or 2(e)                            /_/

        6.   Citizenship or Place of Organization     United States

   Number of        7.   Sole Voting Power                               0
   Shares
   Beneficially     8.   Shared Voting Power                       300,504
   Owned by each
   Reporting        9.   Sole Dispositive Power                          0
   Person
   With             10.  Shared Dispositive Power                  300,504

        11.  Aggregate Amount Beneficially Owned by
             Each Reporting Person                                 300,504

        12.  Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares (See Instructions)                /X/

        13.  Percent of Class Represented by Amount in Row (11)      1.50%

        14.  Type of Reporting Person (See Instructions)
             IN
















   EXPLANATORY NOTE

        This Amendment Number 3 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on June 27, 2005 (the "Original 13D"), as amended by Amendment Number 1 to
   Schedule 13D filed on June 30, 2005 and by Amendment Number 2 to
   Schedule 13D filed on June 23, 2006, relating to the common stock of EarthShell Corporation (the Original 13D, Amendment Number 1 to
   Schedule 13D, and Amendment Number 2 to Schedule 13D are referred to collectively herein as the "Original 13D, as amended"). The changes in the numbers of shares and percentage of outstanding shares pertain to the termination of the Merger Agreement by Renewable Products, Inc., a Delaware corporation and wholly-owned subsidiary of the Stockholder, pursuant to a letter dated January 8, 2007. This Amendment Number 3 amends and restates Items 3, 4, 5, 6, and 7 of the Original 13D, as amended. All other Items presented in the Original 13D, as amended, remain unchanged.

        The Reporting Persons are making this single, joint filing because they may be deemed to be a "group" under Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached to the Original 13D as
   Exhibit 5. All capitalized terms used but not defined herein shall have the definitions assigned to them in the Original 13D, as amended.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        By a letter dated January 8, 2007, the Target terminated (the "Termination") that certain Agreement and Plan of Merger, dated as of June 17, 2005 and amended as of February 17, 2006, among the Company, EarthShell Triangle, Inc., which is a wholly-owned subsidiary of the Company, the Target, which is a wholly-owned subsidiary of the Stockholder, and the Stockholder (the "Merger Agreement"). As a result of the Termination, none of the Reporting Persons would be deemed to beneficially own more than five percent of the Common Stock.

        On June 22, 2006, in a transaction separate from those contemplated in the Merger Agreement, the Holding Company acquired both certain preferred stock that is convertible into the Common Stock (the "Series D Preferred Stock") and a warrant to purchase shares of Common Stock (the "Warrant"). Even if the Holding Company were to both convert the Series D Preferred Stock and exercise the Warrant, none of the Reporting Persons, in the absence of other transactions affecting the holdings of the Common Stock, would be deemed to beneficially own more than five percent of the Common Stock. The source of the funds paid by the Holding Company as consideration of the Series D Preferred Stock and the Warrant was capital provided by the limited partners of the Fund pursuant to capital calls.

   ITEM 4.   PURPOSE OF TRANSACTION

        Upon closing of the Merger Agreement, the Target would have merged with a wholly-owned subsidiary of the Company (as a result of which the Target would have become a wholly-owned subsidiary of the Company) and the Stockholder would have received certain preferred stock that is convertible into the Common Stock (the "Series C Preferred Stock"). As a result of the Termination, none of the Reporting Persons would be deemed to beneficially own more than five percent of the Common Stock.




        Additionally, as described in Item 3, the Company issued to the Holding Company certain shares of the Series D Preferred Stock and the Warrant, which are convertible or exercisable (as applicable) by the Holding Company into the Common Stock.

        On January 19, 2007, EarthShell Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Renewable Products, Inc., a Delaware corporation and wholly-owned subsidiary of the Stockholder ("RPI"), entered into a definitive agreement (the "Asset Purchase Agreement") with the Company pursuant to which, among other things, Purchaser agreed to purchase certain assets of the Company for a purchase price of $1,000,000, subject to certain purchase price offsets. Purchaser's obligations to consummate the transactions contemplated by the Asset Purchase Agreement are subject to certain conditions, including the performance by the Company of certain obli-gations and the completion of certain procedures related to the bankruptcy of the Company, including opening the subject assets to an auction process where higher and better offers may be solicited. The Purchase Agreement superseded a non-binding letter of intent between RPI and the Company dated January 4, 2007, which contemplated that RPI, consistent with its role as a "stalking horse" bidder, would agree to purchase certain assets of the Company and provide certain debtor in possession financing. The description of the terms and conditions of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is included as
   Exhibit 9 to this Schedule 13D and incorporated herein by reference.

        Other than as described in the preceding paragraph, the Reporting Persons currently have no specific plans or proposals that relate to or would result in the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

        Under the terms of the Merger Agreement, the Stockholder's ability to complete the Merger was subject to various conditions. As a result of these conditions, at no point did the Reporting Persons have the right to acquire the Series C Preferred Stock. Despite these conditions, however, prior to the Termination the Reporting Persons may have been deemed to have a right to acquire beneficial ownership of the Common Stock into which the Series C Preferred Stock would have been convertible. As a result of the Termination, none of the Reporting Persons would be deemed to beneficially own more than five percent of the Common Stock.

        The Reporting Persons may be deemed to have a right to acquire beneficial ownership of the Common Stock into which the Series D Preferred Stock is convertible and which are underlying the Warrant, as each such type of acquired security provides the Holding Company with the right to acquire such shares of Common Stock at any time after the closing of the transactions contemplated by the Securities Purchase Agreement, the closing of which occurred on June 22, 2006.


   However, even if the Holding Company were to both convert the Series D Preferred Stock and exercise the Warrant, none of the Reporting Persons, in the absence of other transactions affecting the holdings of the Common Stock, would be deemed to beneficially own more than five percent of the Common Stock.


        The share ownership percentages described in this Item 5 are based on the Company's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 20, 2006, in which the Company reported that 19,981,167 shares of Common Stock were outstanding as of September 30, 2006.

        (a) The aggregate number and percentage of Common Stock that may be beneficially owned by each of the persons identified in Item 2 of the Original 13D, as amended, are provided in the following table:

             Name                  Aggregate Number      Percentage
             ----                  ----------------      ----------

   The Stockholder                      273,504             1.37%
   The Holding Company                  273,504             1.37
   The Fund                             273,504             1.37%
   The General Partner                  273,504             1.37%
   Mr. Cooper[1]                        550,861             2.76%
   Mr. Finley[2]                        300,504             1.50%
   Mr. Holiday                                0                0
   Mr. Glennon                                0                0

        As described in Item 6, the Reporting Persons may have been deemed to be members of a group with the Khashoggi Holders. Based solely on the information reported by the Company in its Annual Report on Form 10-K, for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 31, 2006, under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" (which, for purposes of clarity, incorporated by reference the information contained in the
   Schedule 14A Definitive Proxy Statement to Shareholders filed on May 1, 2006), the Reporting Persons understand that the Khashoggi Holders were the beneficial owners, as of March 31, 2006, of 13,943,542 shares of Common Stock, which is reported as representing 55.75 percent of the Common Stock then outstanding.

        (b) The number of shares of Common Stock as to which each person identified in Item 2 of the Original 13D, as amended, may have the sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition,


   _____________________
        [1] Includes (i) 264,157 shares of Common Stock held by Mr. Cooper's spouse, (ii) 9,700 shares of Common Stock held by Mr. Cooper as custodian for his children, and (iii) 3,500 shares of Common Stock held by Mr. Cooper in his IRA.

        [2] Includes (i) 12,000 shares of Common Stock held by Mr. Finley as custodian of UGMA accounts for his three children, (ii) 5,000 shares of Common Stock held jointly with Mr. Finley's spouse, and
   (iii) 10,000 shares of Common Stock held as co-trustee, along with Ms. Finley, of the Peter S. Finley Living Trust of 4/12/02.




   or shared power to dispose or to direct the disposition is provided in the following table:

                       Sole Power  Shared Power  Sole Power  Shared Power
          Name           to Vote      to Vote     to Dispose  to Dispose
          ----         ----------  ------------  ----------- ------------

   The Stockholder            0      273,504             0      273,504
   The Holding Company        0      273,504             0      273,504
   The Fund                   0      273,504             0      273,504
   The General Partner        0      273,504             0      273,504
   Mr. Cooper            13,200[3]   537,661[4]     13,200[5]   537,661
   Mr. Finley                 0      300,504             0      300,504
   Mr. Holiday                0            0             0            0
   Mr. Glennon                0            0             0            0


        Mr. Cooper's spouse's name is Stacy Cooper ("Ms. Cooper"). Ms. Cooper's address is 26 Dromara Road, St. Louis, Missouri 63124. She is not employed. During the last five years, Ms. Cooper (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Cooper is a citizen of the United States.

        Mr. Finley's spouse's name is Macon P. Finley ("Ms. Finley").
   Ms. Finley's address is 12 Carrswold Drive, St. Louis, Missouri 63105. Her principal occupation is a schoolteacher. During the last five years, Ms. Finley (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Finley is a citizen of the United States.

   ____________________
        [3] Includes (i) 9,700 shares of Common Stock held by Mr. Cooper as custodian of UMOUTMA for his children and (ii) 3,500 shares of Common Stock held by Mr. Cooper in his IRA.

        [4] Includes 264,157 of Common Stock held by Mr. Cooper's spouse.

        [5] Includes (i) 12,000 shares of Common Stock held by Mr. Finley as custodian of UGMA accounts for his three children, (ii) 5,000 shares of Common Stock held jointly with Mr. Finley's spouse, and
   (iii) 10,000 shares of Common Stock held as co-trustee, along with Ms. Finley, of the Peter S. Finley Living Trust of 4/12/02.



        (c) In the past 60 days, none of the persons listed in part (a) of Item 5 of this Schedule 13D has effected any transactions in the Common Stock. The Reporting Persons have no information as to any transactions by the Khashoggi Holders.

        (d) No person, other than (i) those identified in Item 2 of the Original 13D, as amended, (ii) Ms. Cooper, and (iii) Ms. Finley is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the persons identified in Item 2 of the Original 13D, as amended.

        (e) As a result of the Termination, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock effective as of January 9, 2007.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        As described in Item 3, the Target terminated the Merger
   Agreement. Upon closing of the Merger Agreement, the Company would have acquired the Target and the Stockholder would have received certain shares of Series C Preferred Stock.

        Under the terms of the Merger Agreement, the Company's obligation, and thus the Stockholder's ability, to complete the Merger were subject to various conditions. As a result of these conditions, at no time did the Reporting Persons have a right to acquire the Series C Preferred Stock. Despite these conditions, prior to the Termination the Reporting Persons may have been deemed to have a right to acquire beneficial ownership of the Common Stock into which the Series C Preferred Stock is convertible. As a result of the Termination, however, none of the Reporting Persons would be deemed to have a right to acquire beneficial ownership of more than five percent of the Common Stock.

        In connection with entering into the Merger Agreement, the Company and the Stockholder signed a letter agreement with Essam Khashoggi, the Company's principal stockholder, acting on behalf of himself and his family and entities he owns or controls that hold shares or rights to acquire Common Stock (together, the "Khashoggi Holders"). The letter agreement (the "Khashoggi Lock-up Agreement"), which is included as Exhibit 4 to the Original 13D, as amended, and is incorporated herein by reference, includes certain agreements relating to possible sales of Common Stock by the Stockholder and by the Khashoggi Holders. The agreements include (i) coordination designed to reduce the adverse effect of sales of Common Stock (together with certain other transactions that the Company views as likely) on the Company's net operating loss carryforward and (ii) commitments relating to sales that may affect the other party's exercise of registration rights granted by the Company. The Khashoggi Lock-up Agreement also contained agreements regarding certain unregistered sales of Common Stock, which agreements ceased to be effective upon the Termination.



        By virtue of the Khashoggi Lock-up Agreement, the Reporting Persons and the Khashoggi Holders may be deemed to be members of a group who have agreed, to the extent set forth in the Khashoggi Lock-up Agreement, to act together with respect to the disposition of Common Stock.

        As described in Item 3, on June 22, 2006, in a transaction separate from those contemplated in the Merger Agreement, the Holding Company acquired both certain shares of the Series D Preferred Stock and the Warrant. Even if the Holding Company were to both convert the Series D Preferred Stock and exercise the Warrant, none of the Reporting Persons, in the absence of other transactions affecting the holdings of the Common Stock, would be deemed to beneficially own more than five percent of the Common Stock of the Company.

        The descriptions contained in Items 3, 4, 5 and 6 of the terms of the Merger Agreement and the Khashoggi Lock-up Agreement are qualified in their entirety by reference to the full text of the Merger Agreement and the Khashoggi Lock-up Agreement, copies of which are attached to Schedule 13D as Exhibits 1 and 4 and incorporated herein by reference.

   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            Following is a list of the materials attached to this Amendment 3 to Schedule 13D:

            Exhibit 1 Agreement and Plan of Merger, dated as of June 17, 2005, among EarthShell Corporation, EarthShell Triangle, Inc., ReNewable
                         Products, Inc., and ReNewable Products, LLC - Previously Filed

            Exhibit 1.1 Amendment to Agreement and Plan of Merger, dated as of June 17, 2005, among EarthShell Corporation, EarthShell Triangle, Inc., ReNewable Products, Inc., and ReNewable Products, LLC, dated as of February 17, 2006
                         - Previously Filed

            Exhibit 2 Certificate of Designation of the Series C Convertible Preferred Stock of EarthShell Corporation - Previously Filed

            Exhibit 3 Registration and Investor Rights Agreement - Previously Filed

            Exhibit 4    Khashoggi Lock-up Agreement - Previously
                         Filed

            Exhibit 5    Securities Purchase Agreement among
                         EarthShell Corporation, TSCP Machinery &
                         Processing Group, LLC, and the Edward W.
                         Williams Revocable Trust, dated June 22, 2006
                         - Previously Filed



            Exhibit 6    Joint Filing Agreement - Previously Filed

            Exhibit 7 Certificate of Designation of the Series D Convertible Preferred Stock of EarthShell Corporation - Previously Filed

            Exhibit 8 EarthShell Corporation Common Stock Warrant of TSCP Machinery & Processing Group, LLC - Previously Filed

            Exhibit 9 Asset Purchase Agreement, dated January 19, 2007, between EarthShell Acquistion Corp. and EarthShell Corporation



                                 SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in the statement is true, complete and correct.

                                RENEWABLE PRODUCTS LLC

                                By its manager, TSCP Machinery &
                                     Processing Group, LLC

                                By Thompson Street Capital Partners, L.P.

                                   By Thompson Street Capital GP LLC


                                      By: /s/ James A. Cooper
                                          ----------------------------
                                          James A. Cooper
                                          Managing Member

                                TSCP MACHINERY & PROCESSING GROUP, LLC

                                By Thompson Street Capital Partners, L.P.

                                   By Thompson Street Capital GP LLC


                                      By: /s/ James A. Cooper
                                          ----------------------------
                                          James A. Cooper
                                          Managing Member

                                THOMPSON STREET CAPITAL PARTNERS, L.P.

                                By Thompson Street Capital GP LLC


                                   By: /s/ James A. Cooper
                                       -------------------------------
                                       James A. Cooper
                                       Managing Member

                                THOMPSON STREET CAPITAL GP LLC


                                By: /s/ James A. Cooper
                                    ----------------------------------
                                    James A. Cooper
                                    Managing Member


                                /s/ James A. Cooper
                                --------------------------------------
                                JAMES A. COOPER, individually


                                /s/ Peter S. Finley
                                --------------------------------------
                                PETER S. FINLEY, individually